Filed by Cell Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant Rule 14a-12

Of the Securities Exchange Act of 1934

Subject Company: Cell Therapeutics, Inc.

Commission File No.: 001-12465

Preliminary Phase I Clinical Results of Pixantrone Presented at International

Society of Experimental Hematology Meeting

Regimen Produces High Response Rates in Patients with Relapsed Aggressive Lymphoma

SEATTLE, Jul 7, 2003 /PRNewswire-FirstCall via COMTEX/ — Novuspharma S.p.A. (Novuspharma) (Nuovo Mercato: NOV.MI) announced results of a phase I trial for Pixantrone in which 58 percent (11 of 19) patients with relapsed/refractory aggressive non- Hodgkin’s lymphoma (NHL) achieved an objective response. Most notably, 32 percent of these patients saw a complete disappearance of their tumors. The results were reported during a poster session on July 6 at the 32nd Annual Meeting of the International Society of Experimental Hematology in Paris. In June, Cell Therapeutics, Inc. (CTI) (Nasdaq: CTIC) and Novuspharma announced they had entered into a merger agreement.

Preliminary Results of the Phase I Trial

According to Novuspharma’s release the study was a phase I, open label, dose escalation trial, where Pixantrone was administered in combination with fixed doses of cytarabine, methylprednisolone and cisplatin (the “BSHAP regimen”). The BSHAP regimen replaces etoposide in the standard ESHAP regimen with Pixantrone; an alteration designed to improve response rates. The ESHAP regimen is typically used for patients with aggressive NHL who have relapsed following front-line treatment with an anthracycline containing regimen and who cannot tolerate additional anthracycline treatment due to the potential for significant cardiac toxicity. Preclinical studies demonstrate that Pixantrone has a lower potential for cardiac side effects when compared to marketed anthracyclines, such as doxorubicin and mitoxantrone.

According to Novuspharma, of 18 evaluable patients, there were six complete responses (CRs), one unconfirmed complete response (uCR), four partial responses (PRs), and six patients with stable disease (SD), representing an overall response rate of 58 percent (11 of 19) and a disease control rate of more than 90 percent (17 of 18). Several patients with a CR were able to proceed to bone marrow transplant, suggesting that the BSHAP regimen may have potential as an induction regimen before this procedure. Generally, the BSHAP regimen was well tolerated, with most patients receiving a median of four cycles (range 1-6). Two patients experienced dose-limiting toxicity, including grade 3 infection and febrile neutropenia. The following grade 4 side effects were reported after all 70 cycles of chemotherapy: neutropenia (13), thrombocytopenia (8), anemia (4), and fever/neutropenia. No clinically significant cardiac events were observed and no patient experienced a decrease in left ventricular ejection fraction (LVEF) of more than 20 percent.

According to the release by Novuspharma, the BSHAP regimen was administered in a 21-day cycle. The primary objective of the study was to identify the recommended dose of Pixantrone to be used in phase II trials. All 19 patients were enrolled at the 80 mg/m2 dose level, which was identified as the recommended dose for further trials. The majority of patients had resistant/refractory disease, having progressed a median of 124 days following prior chemotherapy. Responses, which were required to be maintained for 8 weeks or longer, were determined using the international workshop criteria for standardizing response evaluation in NHL. Novuspharma plans to initiate a multicenter phase II trial using this regimen soon.

“Our enthusiasm about the market potential for Pixantrone stems from the clinical data, which demonstrates the ability to produce high rates of complete remission among patients who have previously failed prior anthracycline-containing chemotherapy without observing significant cardiac side effects,” commented James A. Bianco, M.D., President and CEO of CTI. “This was one of the key considerations in our decision to merge with Novuspharma.”

For additional information on Pixantrone or the CTI-Novuspharma merger, please visit www.cticseattle.com or www.novuspharma.com. The merger, which is subject to approval by the shareholders of both companies and other customary conditions, is expected to close in the fourth quarter of 2003.

About Pixantrone

Pixantrone is a DNA intercalator being developed by Novuspharma for non- Hodgkin’s lymphoma (NHL). Novuspharma is conducting a phase III trial for Pixantrone in combination with rituximab in patients with indolent NHL. Novuspharma is running a number of supporting trials in both aggressive and indolent NHL, which are designed to demonstrate the potential of Pixantrone in lymphoma. For additional information on Pixantrone, please visit www.novuspharma.com.

About Non-Hodgkin’s Lymphoma

NHL is caused by the abnormal proliferation of lymphocytes (immune system cells) and is estimated to affect more than 276,000 patients in the U.S. NHL can be broadly divided into two forms, indolent NHL (a slow growing, chronic disease) and aggressive NHL (an acute form).

About Cell Therapeutics, Inc.

Based in Seattle, CTI is a biopharmaceutical company committed to developing an integrated portfolio of oncology products aimed at making cancer more treatable. For additional information, please visit www.cticseattle.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this press release include statements about future financial and operating results, the proposed CTI/Novuspharma merger, and risk and uncertainties that could affect CTI’s product and products under development. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward- looking statements: risks associated with preclinical, clinical and sales and marketing developments in the biopharmaceutical industry in general and in particular including, without limitation, the potential failure of Pixantrone to prove safe and effective for treatment of non-Hodgkin’s lymphoma, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling Pixantrone in addition to the risk that the CTI and Novuspharma businesses will not be integrated successfully; costs related to the proposed merger, failure of the CTI or Novuspharma stockholders to approve the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Cell Therapeutics, Inc. (CTI) will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov . The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.

CTI and Novuspharma S.p.A. and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of CTI and Novuspharma with respect to the transactions contemplated by the merger agreement. Information about the directors and officers of CTI is included in CTI’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on May 14, 2003. This document is available free of charge at the SEC’s website at http://www.sec.gov and from CTI.

For further information please contact:

Investors Cell Therapeutics, Inc. Leah Grant T: 206.282.7100 F: 206.272.4010 E: invest@ctiseattle.com www.cticseattle.com/investors.htm	Media Cell Therapeutics, Inc. Candice Douglass T: 206.272.4472 F: 206.272.4010 E: media@ctiseattle.com www.cticseattle.com/media.htm

In Europe

Novuspharma SpA

Karl Hanks

T: 39 026 103 5807            F: 39 026 103 5601

E: karl.hanks@novuspharma.com